SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549


                               SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.  )


                      SHEFFIELD PHARMACEUTICALS, INC.
                             (Name of Issuer)


                  COMMON STOCK, PAR VALUE $.01 PER SHARE
                      (Title of Class of Securities)



                                 821230309
                              (CUSIP Number)


                           Jodi S. Brodsky, Esq.
        Sills Cummis Zuckerman Radin Tischman Epstein & Gross, P.A.
                           One Riverfront Plaza
                         Newark, New Jersey  07102
                            TEL:  (973) 643-7000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               JUNE 15, 1998
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box <square>.

CUSIP NO.                                        13D                                 PAGE 2 of 7 PAGES


(1)         NAMES OF REPORTING PERSONS.
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            INPHARZAM INTERNATIONAL, S.A.

(2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       	(a)	_____

                                                                                     (b)	_____

(3)         SEC USE ONLY

(4)         SOURCE OF FUNDS

            WC

(5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED						_____
            PURSUANT TO ITEMS 2(d) or 2(e)

(6)         CITIZENSHIP OR PLACE OF ORGANIZATION
               SWITZERLAND

                 	(7)         SOLE VOTING POWER
  NUMBER OF
   SHARES                       2,646,154
BENEFICIALLY
  OWNED BY	  	(8)         SHARED VOTING POWER
    EACH
  REPORTING				  -0-
   PERSON
    WITH			(9)         SOLE DISPOSITIVE POWER

                                2,646,154

   				(10)        SHARED DISPOSITIVE POWER

                                -0-

(11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,646,154

(12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			_____

(13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

		  11.88%

(14)        TYPE OF REPORTING PERSON
            CO


Item 1. Security and Issuer.


			This statement relates to the Common Stock, par value $.01 per share (the "Shares") of Sheffield Pharmaceuticals, Inc., a Delaware corporation

(the "Company").  The Company's principal executive offices are located at

425 Woodsmill Road, St. Louis, Missouri 63017.

Item 2. IDENTITY AND BACKGROUND.



       		(a)	The name of the person filing this statement is Inpharzam

				International, S.A. ("Inpharzam").

			(b)	Inpharzam is incorporated in Switzerland.  The principal

				business of Inpharzam is the holding, management and

				development of companies and activities in the

				pharmaceutical field for the interest of the reporting

				person.

             	(c)	The address of Inpharzam's principal business and principal

				office is Via Industria 1, 6814 Cadempino, Switzerland.

			(d)	None of (i) the executive officers or directors of

				Inpharzam, (ii) any other persons controlling Inpharzam or

				(iii) the executive officers or directors of any other

				person controlling Inpharzam have during the last five

				years been convicted in a criminal proceeding (excluding

				traffic violations or similar misdemeanors).

              (e)	None of (i) the executive officers or directors of

		    		Inpharzam, (ii) any other persons controlling Inpharzam

				or (iii) the executive officers or directors of any other

				person controlling Inpharzam have during the last five

				years been a party to a civil proceeding of a judicial or

				administrative body of competent jurisdiction, as a result

				of which such person was or is subject to a judgment, decree

				or final order enjoining future violations of, or

				prohibiting or mandating activities subject to, federal or

				state securities laws or finding any violation with respect

				to such laws.

Item 3. Source and Amount of Funds or Other Consideration.


		Inpharzam spent $2,150,000 from its working capital to consummate the transactions described in Item 5 below.

Item 4. Purpose of Transaction.

	All of the Shares to which this statment relates were acquired for investment purposes only.

	Inpharzam intends to review on a continuing basis its investment in the

Shares of the Company and may in the future purchase additional Shares or dispose of Shares now held.

	Except as set forth herein, Inpharzam does not presently have plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger,

reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the

Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board except that Inpharzam will seek a seat on the board of directors of the

Company in an effort to protect its investment; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation or By-Laws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as

amended; or (j) any action similar to any of those enumerated above.

Item 5. Inerest in Securities of the Issuer.

		(a)	After giving effect to the transactions described below,

Inpharzam beneficially owned 2,646,154 Shares, all of which it held directly,

representing 11.88% of the Company's outstanding Shares.

		(b)	Inpharzam has the sole power to vote and sole power to dispose of all such Shares.

		(c)	The following is a description of the transactions in the Shares that were effected by Inpharzam during the past sixty days:


   Date of			Number of		Price Per			Where and How
 Transaction			SHARES    	  Share		Transaction Was Effected

April 14, 1998 	 	 800,000		$.8125			Private Placement


June 15, 1998			1,846,154		$.8125			Private Placement


		(d)	No other person is known by the reporting person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Item 5 above.

		(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or
	   Relationships with Respect to Securities of the Issuer.


	  		None.

Item 7. Material to be Filed as Exhibits.

			None.

                                     SIGNATURE



	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:   June 18, 1998

INPHARZAM INTERNATIONAL, S.A.




		   /s/Alberto Zambon
Signature:______________________________
		By: Alberto Zambon, President









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